240.13d-102 Schedule 13G - Information to be included in statements filed pursuant to 240.13d-1(b), (c), and (d) and amendments thereto filed pursuant to 240.13d-2.
Securities and Exchange Commission, Washington, D.C. 20549
Schedule 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
(Name of Issuer)
Luckin Coffee Inc.
(Title of Class of Securities)
Class A Ordinary Shares, Par Value US$0.000002 Per Share¹
(CUSIP Number)²
54951L109
(Date of Event Which Requires Filing of this Statement)
December 31, 2019

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
[  ] Rule 13d-1(b)
[ x ] Rule 13d-1(c)
[  ] Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange
Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the
Act but shall be subject to all other provisions of the Act (however, see the Notes).

¹The holdings of Class A ordinary shares, par value US$0.000002 per share (“Class A Ordinary Shares”) reported herein are held in the form of American Depositary Shares (“ADS”), which may be exchanged for Class A Ordinary Shares at a 1:8 ratio.
²The CUSIP Number listed throughout this filing is the CUSIP assigned to the ADS of the Issuer.

CUSIP No. 54951L109
(1) Names of reporting persons Point72 Asset Management, L.P.
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b)X
(3) SEC use only
(4) Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power 0
(6) Shared voting power 9,196,288 Class A Ordinary Shares (see Item 4)
(7) Sole dispositive power 0
(8) Shared dispositive power 9,196,288 Class A Ordinary Shares (see Item 4)
(9) Aggregate amount beneficially owned by each reporting person 9,196,288 Class A Ordinary Shares (see Item 4)
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9) 1.2% (see Item 4)
(12) Type of reporting person (see instructions) PN

CUSIP No. 54951L109
(1) Names of reporting persons Point72 Capital Advisors, Inc.
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b)X
(3) SEC use only
(4) Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power 0
(6) Shared voting power 9,196,288 Class A Ordinary Shares (see Item 4)
(7) Sole dispositive power 0
(8) Shared dispositive power 9,196,288 Class A Ordinary Shares (see Item 4)
(9) Aggregate amount beneficially owned by each reporting person 9,196,288 Class A Ordinary Shares (see Item 4)
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9) 1.2% (see Item 4)
(12) Type of reporting person (see instructions) CO

CUSIP No. 54951L109
(1) Names of reporting persons Cubist Systematic Strategies, LLC
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b)X
(3) SEC use only
(4) Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power 0
(6) Shared voting power 19,200 Class A Ordinary Shares (see Item 4)
(7) Sole dispositive power 0
(8) Shared dispositive power 19,200 Class A Ordinary Shares (see Item 4)
(9) Aggregate amount beneficially owned by each reporting person 19,200 Class A Ordinary Shares (see Item 4)
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9) <0.1% (see Item 4)
(12) Type of reporting person (see instructions) OO

CUSIP No. 54951L109
(1) Names of reporting persons Point72 Asia (Singapore) Pte. Ltd.
(2) Check the appropriate box if a member of a group
(see instructions)
(3) SEC use only
(4) Citizenship or place of organization Singapore
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power 0
(6) Shared voting power 0 (see Item 4)
(7) Sole dispositive power 0
(8) Shared dispositive power 0 (see Item 4)
(9) Aggregate amount beneficially owned by each reporting person 0 (see Item 4)
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9) 0% (see Item 4)
(12) Type of reporting person (see instructions) OO

CUSIP No. 54951L109
(1) Names of reporting persons Steven A. Cohen
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b)X
(3) SEC use only
(4) Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power 0
(6) Shared voting power 9,215,488 Class A Ordinary Shares (see Item 4)
(7) Sole dispositive power 0
(8) Shared dispositive power 9,215,488 Class A Ordinary Shares (see Item 4)
(9) Aggregate amount beneficially owned by each reporting person 9,215,488 Class A Ordinary Shares (see Item 4)
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9) 1.2% (see Item 4)
(12) Type of reporting person (see instructions) IN

Item 1(a) Name of issuer:
Luckin Coffee Inc.
Item 1(b) Address of issuer's principal executive offices:
17F Block A, Tefang Portman Tower, No. 81 Zhanhong Road, Siming District, Xiamen, Fujian, People's Republic of China, 361008
2(a) Name of person filing:
The holdings of the Issuer’s Class A ordinary shares, par value US$0.000002 (“Class A Ordinary Shares”) reported herein are held in the form of American Depositary Shares (“ADS”), which may be exchanged for Class A Ordinary Shares at a 1:8 ratio.  This statement is filed by: (i) Point72 Asset Management, L.P. (“Point72 Asset Management”) with respect to Class A Ordinary Shares held, in the form of ADS, by certain investment funds it manages; (ii) Point72 Capital Advisors, Inc. (“Point72 Capital Advisors Inc.”) with respect to Class A Ordinary Shares held, in the form of ADS, by certain investment funds managed by Point72 Asset Management; (iii) Cubist Systematic Strategies, LLC (“Cubist Systematic Strategies”) with respect to Class A Ordinary Shares held, in the form of ADS, by certain investment funds it manages; (iv) Point72 Asia (Singapore) Pte. Ltd. (“Point72 Singapore”) with respect to Class A Ordinary Shares previously held, in the form of ADS, by certain investment funds it manages; and (v) Steven A. Cohen (“Mr. Cohen”) with respect to Class A Ordinary Shares beneficially owned, in the form of ADS, by Point72 Asset Management, Point72 Capital Advisors Inc., and Cubist Systematic Strategies, and shares of Class A Ordinary Shares previously beneficially owned, in the form of ADS, by Point72 Singapore.
2(b) Address or principal business office or, if none, residence:
The address of the principal business office of (i) Point72 Asset Management,
Point72 Capital Advisors Inc., and Mr. Cohen is 72 Cummings Point Road, Stamford, CT 06902; (ii) Cubist Systematic Strategies is 55 Hudson Yards, New York, NY 10001; and (iii) Point72 Singapore is 50 Collyer Quay, Oue Bayfront #08-03, Singapore 049321.
2(c) Citizenship:
Point72 Asset Management is a Delaware limited partnership. Point72 Capital Advisors Inc. is a Delaware corporation. Cubist Systematic Strategies is a Delaware limited liability company. Point72 Singapore is a Singapore limited company. Mr. Cohen is a United States citizen.
2(d) Title of class of securities:
Class A Ordinary Shares, Par Value US$0.000002 Per Share
2(e) CUSIP Number:
54951L109

Item 3.

Not applicable

Item 4. Ownership

As of the close of business on December 31, 2019:

1. Point72 Asset Management, L.P.
(a) Amount beneficially owned: 9,196,288 Class A Ordinary Shares
(b) Percent of class: 1.2%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 9,196,288 Class A Ordinary Shares
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 9,196,288 Class A Ordinary Shares

2. Point72 Capital Advisors, Inc.
(a) Amount beneficially owned: 9,196,288 Class A Ordinary Shares
(b) Percent of class: 1.2%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 9,196,288 Class A Ordinary Shares
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 9,196,288 Class A Ordinary Shares

3. Cubist Systematic Strategies, LLC
(a) Amount beneficially owned: 19,200 Class A Ordinary Shares
(b) Percent of class: <0.1%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 19,200 Class A Ordinary Shares
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 19,200 Class A Ordinary Shares

4. Point72 Asia (Singapore) Pte. Ltd.
(a) Amount beneficially owned: -0-
(b) Percent of class: 0%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: -0-
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: -0-

5. Steven A. Cohen
(a) Amount beneficially owned: 9,215,488 Class A Ordinary Shares
(b) Percent of class: 1.2%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 9,215,488 Class A Ordinary Shares
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 9,215,488 Class A Ordinary Shares

The percentages set forth in this Item 4 and in Row 11 of the cover pages for each reporting person are based on 791,647,728 Class A Ordinary Shares currently outstanding, as reflected in the Prospectus filed by the Issuer with the U.S. Securities and Exchange Commission (the “SEC”) on January 10, 2020 (indicating that a total of 791,647,728 Class A Ordinary Shares would be outstanding after the completion of the Issuer’s public offering of ADS representing 110,400,000 Class A Ordinary Shares and the underwriters’ exercise in full of their option to purchase additional ADS) and the Forms 6-K filed with the SEC on January 14 and 17, 2020 (indicating that the public offering had closed and the underwriters had exercised in full their option to purchase additional ADS).
Point72 Asset Management, Point72 Capital Advisors Inc., Cubist Systematic Strategies, Point72 Singapore, and Mr. Cohen own directly no ADS or Class A Ordinary Shares. Pursuant to an investment management agreement, Point72 Asset Management maintains investment and voting power with respect to the securities held by certain investment funds it manages. Point72 Capital Advisors Inc. is the general partner of Point72 Asset Management. Pursuant to an investment management agreement, Cubist Systematic Strategies maintains investment and voting power with respect to the securities held by certain investment funds it manages. Pursuant to an investment management agreement, Point72 Singapore maintains investment and voting power with respect to the securities held by certain investment funds it manages. Mr. Cohen controls each of Point72 Asset Management, Point72 Capital Advisors Inc., Cubist Systematic Strategies, and Point72 Singapore. As of December 31, 2019, by reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, each of (i) Point72 Asset Management, Point72 Capital Advisors Inc., and Mr. Cohen may be deemed to beneficially own, in the form of ADS, 9,196,288 Class A Ordinary Shares (constituting approximately 1.2% of the Class A Ordinary Shares outstanding), and (ii) Cubist Systematic Strategies and Mr. Cohen may be deemed to beneficially own, in the form of ADS, 19,200 Class A Ordinary Shares (constituting <0.1% of the Class A Ordinary Shares outstanding).  Each of Point72 Asset Management, Point72 Capital Advisors Inc., Cubist Systematic Strategies, Point72 Singapore, and Mr. Cohen disclaims beneficial ownership of any of the securities covered by this statement.

Item 5. Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than
5 percent of the class of securities, check the following [X].

Item 6.  Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable

Item 7.  Identification and Classification of the Subsidiary Which Acquired
the Security Being Reporting on by the Parent Holding Company or Control
Person.
Not applicable
Item 8. Identification and Classification of Members of the Group

Not applicable

Item 9.  Notice of Dissolution of Group.

Not applicable

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, and other than activities solely in connection with a nomination under § 240.14a-11.

Signature.  After reasonable inquiry and to the best of my knowledge and belief,
I certify that the information set forth in this statement is true, complete and correct.
Dated: February 14, 2020
POINT72 ASSET MANAGEMENT, L.P.
By: /s/ Jason M. Colombo
Name: Jason M. Colombo
Title: Authorized Person

POINT72 CAPITAL ADVISORS, INC.
By: /s/ Jason M. Colombo
Name: Jason M. Colombo
Title: Authorized Person

CUBIST SYSTEMATIC STRATEGIES, LLC
By: /s/ Jason M. Colombo
Name: Jason M. Colombo
Title: Authorized Person

POINT72 ASIA (SINGAPORE) PTE. LTD.
By: /s/ Jason M. Colombo
Name: Jason M. Colombo
Title: Authorized Person

STEVEN A. COHEN
By: /s/ Jason M. Colombo
Name: Jason M. Colombo
Title: Authorized Person